

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Stephen Wills
Chief Financial Officer and Chief Operating Officer
Palatin Technologies, Inc.
4B Cedar Brook Drive
Cranbury, NJ 08512

       Re: Palatin Technologies, Inc.
           Registration Statement on Form S-1
           Filed December 4, 2023
           File No. 333-275883

Dear Stephen Wills:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences

cc: Faith Charles